                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934

                       SAFEGUARD HEALTH ENTERPRISES, INC.
                                (Name of Issuer)

                          COMMON STOCK, $.01 PAR VALUE
                         (Title of Class of Securities)

                                   7864441094
                                 (CUSIP Number)

                            DAVID K. MEYERCORD, ESQ.
                          STRASBURGER & PRICE, L.L.P.
                          901 MAIN STREET, SUITE 4300
                              DALLAS, TEXAS 75202
                                 (214) 651-4300
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                 JUNE 29, 1999
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP NO.   786444109
          --------------------


      1        NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
               LESLIE B. DANIELS

      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (A) [ ]
                                                                         (B) [X]

      3        SEC USE ONLY

      4        SOURCE OF FUNDS*

               PF

      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEMS 2(d) OR 2(e)                                [ ]

      6        CITIZENSHIP OR PLACE OF ORGANIZATION

               U.S.A.

         NUMBER OF                7        SOLE VOTING POWER

          SHARES                           35,155

       BENEFICIALLY               8        SHARED VOTING POWER

         OWNED BY                          5,000,000

           EACH                   9        SOLE DISPOSITIVE POWER

         REPORTING                         35,155

          PERSON                  10       SHARED DISPOSITIVE POWER

           WITH:                           5,002,000

     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               5,037,155

     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*                                                       [X]

     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               51.7%

     14        TYPE OF REPORTING PERSON*

               IN

                                  SCHEDULE 13D

CUSIP NO.   786444109
          --------------------


      1        NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
               CAI Partners & Company II, Limited Partnership

      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (A) [ ]
                                                                         (B) [X]

      3        SEC USE ONLY

      4        SOURCE OF FUNDS*

               WC

      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEMS 2(D) OR 2(E)                                [ ]

      6        CITIZENSHIP OR PLACE OF ORGANIZATION

               Canada

         NUMBER OF                7        SOLE VOTING POWER

          SHARES                           1,458,333

       BENEFICIALLY               8        SHARED VOTING POWER

         OWNED BY                          3,541,667

           EACH                   9        SOLE DISPOSITIVE POWER

         REPORTING                         1,458,333

          PERSON                  10       SHARED DISPOSITIVE POWER

           WITH:                           3,541,667

     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               5,000,000

     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*                                                       [X]

     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               51.3%

     14        TYPE OF REPORTING PERSON*

               PN

                                  SCHEDULE 13D

CUSIP NO.   786444109
          --------------------


      1        NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
               CAI Capital Partners & Company II, Limited Partnership

      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (A) [ ]
                                                                         (B) [X]

      3        SEC USE ONLY

      4        SOURCE OF FUNDS*

               WC

      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEMS 2(d) OR 2(e)                                [ ]

      6        CITIZENSHIP OR PLACE OF ORGANIZATION

               Canada

         NUMBER OF                7        SOLE VOTING POWER

          SHARES                           2,916,667

       BENEFICIALLY               8        SHARED VOTING POWER

         OWNED BY                          2,083,333

           EACH                   9        SOLE DISPOSITIVE POWER

         REPORTING                         2,916,667

          PERSON                  10       SHARED DISPOSITIVE POWER

           WITH:                           2,083,333

     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               5,000,000

     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*                                                       [X]

     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               51.3%

     14        TYPE OF REPORTING PERSON*

               PN

ITEM 1.           SECURITY AND ISSUER.

         Common Stock, $.01 par value.

         SafeGuard Health Enterprises, Inc.
         95 Enterprise
         Aliso Viejo, California 92656

ITEM 2.           IDENTITY AND BACKGROUND.

         This report is filed by Leslie B. Daniels, CAI Partners & Company II, Limited Partnership, an Ontario limited partnership, and CAI Capital Partners & Company II, Limited Partnership, an Ontario limited partnership. Leslie B. Daniels is a principal of the two partnerships. On June 29, 1999, SafeGuard Health Enterprises, Inc. (the " Issuer") entered into a Debenture and Note Purchase Agreement, dated June 29, 1999 (the "Purchase Agreement") with CAI Partners & Company II, Limited Partnership, CAI Capital Partners & Company II, Limited Partnership and Jack R. Anderson (collectively the "Purchasers") relating to the purchase of convertible debentures, preferred stock, notes and warrants of the Issuer. This report is filed because of the voting securities of the Issuer that the Purchasers have a right to acquire pursuant to the Purchase Agreement as set forth below in this report.

         (a)  Name of Reporting Person -- Leslie B. Daniels

              (b)   Business Address --
                    767 Fifth Avenue, 5th Floor
                    New York, NY 10153

              (c)   Principal occupation --
                    Principal with CAI Managers & Co., L.P. an investment manager, with offices located at 767 Fifth Avenue, 5th Floor New York, NY 10153.

              (d)   Criminal Convictions -- none

              (e) Injunctions with respect to federal or state securities laws -- none

              (f)   Citizenship -- U.S.A.

         (a) Name of Reporting Person -- CAI Partners & Company II, Limited Partnership ("CAI")

              (b)   Business Address --
                    767 Fifth Avenue, 5th Floor
                    New York, NY 10153

              (c)   Principal Business -- Private Investment Fund

              (d)   Criminal Convictions -- None

                  (e) Injunctions with respect to federal or state securities laws -- none

                  (f)      Place of Organization -- Ontario limited partnership

                           CAI is an Ontario limited partnership. The sole general partner of CAI is CAI Partners GP & Co., L.P., an Ontario limited partnership (the "CAI General Partner"). The CAI General Partner has five general partners each consisting of corporations controlled by Leslie B. Daniels, Richard J. Schmeelk, Peter M. Gottsegen, Peter G. Restler and Manfred W. Yu, respectively. The CAI General Partner has two limited partners consisting of two corporations controlled by David M. Culver and Mark P. Culver, respectively.

         (a) Name of Reporting Person -- CAI Capital Partners & Company II, Limited Partnership ("CAI Capital")

                  (b)      Business Address --
                           767 Fifth Avenue, Fifth Floor
                           New York, NY 10153

                  (c)      Principal Business -- Private Investment Fund

                  (d)      Criminal Convictions -- None

                  (e) Injunctions with respect to federal or state securities laws -- none

                  (f)      Place of Organization -- Ontario limited partnership

                           CAI Capital is an Ontario limited partnership. The sole general partner of CAI is CAI Capital Partners GP & Co., L.P., an Ontario limited partnership (the "CAI Capital General Partner"). The CAI Capital General Partner has five general partners each consisting of corporations controlled by Leslie B. Daniels, Richard J. Schmeelk, Peter M. Gottsegen, Peter G. Restler and Manfred W. Yu, respectively. The CAI Capital General Partner has two limited partners consisting of two corporations controlled by David M. Culver and Mark P. Culver, respectively.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         This report covers shares of Common Stock the Issuer (a) beneficially owned by Leslie B. Daniels, (b) issuable upon the conversion of debentures and preferred stock to be acquired pursuant to the Purchase Agreement by CAI, (c) issuable upon the conversion of debentures and preferred stock to be acquired pursuant to the Purchase Agreement by CAI Capital, and (d) issuable upon the conversion of debentures and preferred stock to be acquired pursuant to the Purchase Agreement by Jack R. Anderson. See Item 5 below for a complete description of the ownership of the shares currently held and to be acquired by such parties. The funds used to acquire the shares currently owned by Leslie B. Daniels were personal funds. The funds to be used to acquire the debentures and preferred stock to be acquired by CAI pursuant to the Purchase Agreement are funds held by that entity for investment. The funds to be used to acquire the debentures and preferred stock to be acquired by CAI Capital pursuant to the Purchase Agreement are funds held by that entity for investment. CAI and CAI Capital are private investment funds and were not formed specifically for making the investment in the Issuer.

ITEM 4.           PURPOSE OF TRANSACTION.

         On June 29, 1999, CAI Partners & Company II, Limited Partnership, CAI Capital Partners & Company II, Limited Partnership and Jack R. Anderson (collectively the "Purchasers") entered into a Debenture and Note Purchase Agreement, dated June 29, 1999 (the "Purchase Agreement"), with SafeGuard Health Enterprises, Inc., a Delaware corporation (the "Issuer"). In addition, Dr. Steven J. Baileys, D.D.S., the Chairman of the Issuer, and The Baileys Family Trust, a trust created by trust agreement dated July 22, 1989 of which Dr. Steven J. Baileys, D.D.S. is a trustee, each entered into a Stockholder Agreement with the Purchasers pursuant to which each of Dr. Baileys and The Baileys Family Trust respectively, agreed in their capacity as a stockholder to vote in favor of the transactions contemplated by the Purchase Agreement at any stockholder meeting called for the purpose of such vote and, upon request, to execute a proxy with respect to the shares held by such stockholder permitting proxies representing the Purchasers to vote at any stockholder meeting called to vote on the transactions contemplated by the Purchase Agreement.

         The purpose of the transaction is an investment in the Issuer by the Purchasers. As a result of the consummation of the transactions contemplated by the Purchase Agreement, the Purchasers collectively will invest $40 million in the Issuer and in the aggregate acquire $20 million of convertible debentures and preferred stock, $20 million of senior notes and warrants to purchase 2,500,000 shares of common stock of the Issuer. The debentures and preferred stock will be convertible into 5,000,000 shares of common stock of the Issuer at a conversion price of $4 per share (subject to adjustment). The warrants will be exercisable at an exercise price of $8.00 per share (subject to adjustment). The debentures and preferred stock will be convertible and the warrants will be exercisable upon issuance.

         The holders of the debentures and preferred stock will have the right to vote together with the holders of the outstanding common stock, voting as a single class, on all matters (other than the election of directors) with a number of votes equal to the number of shares of common stock into which the debentures and preferred stock, respectively, are then convertible. Based on the number of shares of Common Stock of the Issuer currently outstanding, the Purchasers in the aggregate will hold more than 50% of the total votes that can be cast by the holders of all outstanding voting securities of the Issuer upon consummation of the transactions contemplated by the Purchase Agreement.

         With respect to the election of directors, so long as the common stock issuable upon conversion of the debentures and preferred stock represent 25% or more of the total votes that may be cast by all outstanding voting securities of the Issuer, assuming such conversion, the debentures and the preferred stock voting together as a single class will have the right to elect 50% of the members of the board of directors of the Issuer. In that case, the holders of the common stock, voting as a single class, have the right to elect the other 50% of the members of the board of directors.

         Leslie B. Daniels is one of the principals of CAI and CAI Capital. Mr. Daniels individually will not acquire any voting securities of the Issuer as a result of the transactions contemplated by the Purchase Agreement.

         (a) The Purchasers and Mr. Daniels do not have any plans or proposals to acquire any additional securities of the Issuer or to dispose of any securities of the Issuer.

         (b) The Purchasers and Mr. Daniels do not have any plans or proposals involving any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries.

         (c) The Purchasers and Mr. Daniels do not have any plans or proposals involving the sale or transfer of a material amount of the assets of the Issuer and of its subsidiaries.

         (d) The board of directors of the Issuer presently consists of seven members. Pursuant to the Purchase Agreement, at the closing, the board of directors of the Issuer is to consist of eight members, of which four will be individuals designated by the Purchasers (which will require the resignation of three existing directors of the Issuer).

         (e) The Purchasers and Mr. Daniels have no plans or proposals to make any material change in the present capitalization of the Issuer, other than the transactions contemplated by the Purchase Agreement, or the dividend policy of the Issuer.

         (f) The Purchasers and Mr. Daniels do not have any plans or proposals to make any other material change in the Issuer's business or corporate structure.

         (g) The Purchasers and Mr. Daniels do not have any plans or proposals to make any changes in the Issuer's charter, bylaws or instruments corresponding thereto which may impede the acquisition of control of the Issuer by any person.

         (h) The Purchasers and Mr. Daniels do not have any plans or proposals to cause a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association.

         (i) The Purchasers and Mr. Daniels do not have any plans or proposals to cause any class of equity securities of the Issuers to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act of 1934.

         (j) The Purchasers and Mr. Daniels do not have any plans or proposals to take any action similar to any of the items discussed above, except as specifically noted in Item (d), above.

         Reference is made to the Purchase Agreement included as an exhibit to this report for a complete description of the transactions contemplated by the Purchase Agreement.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER.

         This report covers (a) shares of common stock currently held by Mr. Daniels, (b) shares of Common Stock issuable upon conversion of debentures and preferred stock of the Issuer to be acquired pursuant to the Purchase Agreement by CAI, (c) shares of Common Stock issuable upon conversion of debentures and preferred stock of the Issuer to be acquired pursuant to the Purchase Agreement by CAI Capital, and includes, as stated below, shares of Common Stock issuable upon conversion of debentures and preferred stock of the Issuer to be acquired pursuant to the Purchase Agreement by Mr. Anderson. This report does not include shares of Common Stock of the Issuer currently held by Mr. Anderson as noted below.

         Other than the Purchase Agreement, there are no understandings or agreements with respect to the acquisition, holding, voting or disposing of equity securities of the Issuer between Mr. Daniels, CAI, CAI Capital and Mr. Anderson.

         Mr. Daniels is included in this report by virtue of his relationship with CAI and CAI Capital. Mr. Daniels expressly disclaims beneficial ownership of any shares of the Issuer owned or to be owned by Mr. Anderson. CAI and CAI Capital also expressly disclaim beneficial ownership of any shares owned or to be owned by Mr. Anderson.

         As of June 29, 1999, the Issuer had 4,747,498 shares of common stock outstanding. In the transactions contemplated by the Purchase Agreement, the debentures and preferred stock to be issued will be convertible into 5,000,000 shares of common stock of the Issuer. As a result, after the purchase transaction and assuming the conversion of the debentures and preferred stock to be issued in the purchase transaction, there will be 9,747,698 shares of common stock outstanding (based on the number of shares of common stock of the Issuer outstanding as of June 29, 1999).

         The current beneficial ownership of securities of the Issuer by Mr. Daniels consists of a total of 37,155 shares of Common Stock held as follows:
(a) 14,250 shares held directly by Mr. Daniels and 20,905 shares held by a trust of which Mr. Daniels is a trustee, as to which Mr. Daniels has sole voting and dispositive power, and (b) 1,000 shares held by Elizabeth A. Learson, the spouse of Mr. Daniels, and 1,000 shares held by Paul B. Daniels, the brother of Mr. Daniels, as to which Mr. Daniels has shared dispositive power. Such 37,155 shares in the aggregate represent .78% of the shares of common stock of the Issuer currently outstanding and would represent approximately .38% of the shares of common stock of the Issuer outstanding after the consummation of the transactions contemplated by the Purchase Agreement, assuming conversion of the debentures and preferred stock to be issued pursuant to the Purchase Agreement.

         This report reflects a total of 5,037,155 shares beneficially owned by Mr. Daniels which represents (a) the 37,155 shares as to which Mr. Daniels currently has beneficial ownership, and (b) the 5,000,0000 shares issuable upon conversion of the debentures and preferred stock to be issued to CAI, CAI Capital and Mr. Anderson in the transactions contemplated by the Purchase Agreement as to which Mr. Daniels will have shared voting and dispositive powers with respect to 4,375,000 of such shares to be acquired by CAI and CAI Capital but no voting or dispositive power with respect to 625,000 of such shares to be acquired by Mr. Anderson. Mr. Daniels is one of the five principals of CAI and CAI Capital and as such has shared voting and dispositive power of the shares to be acquired by CAI and CAI Capital. Mr. Daniels does not have any voting or dispositive powers with respect to the shares held or to be acquired by Mr. Anderson. Other than with respect to the transactions contemplated by the Purchase Agreement, Mr. Daniels, CAI and CAI Capital disclaim being members of a group with Mr. Anderson.

         CAI does not currently own any shares of voting securities of the Issuer. Upon consummation of the purchase, CAI would own $5,833,332 of debentures and preferred stock convertible into 1,458,333 shares of common stock of the Issuer. Such shares would represent approximately 15.0% of the outstanding shares of the common stock of the Issuer assuming conversion of all the debentures and the preferred stock issuable pursuant to the Purchase Agreement. This report reflects a total of 5,000,000 shares beneficially owned by CAI which represents the shares issuable upon conversion of all the debentures and preferred stock to be issued to CAI, CAI Capital and Mr. Anderson pursuant to the Purchase Agreement.

         CAI Capital does not currently own any shares of voting securities of the Issuer. Upon consummation of the purchase, CAI Capital would own $11,666,668 of debentures and preferred stock convertible into 2,916,667 shares of common stock of the Issuer. Such shares would represent approximately 29.9% of the outstanding shares of the common stock of the Issuer assuming conversion of all the debentures and the preferred stock issuable pursuant to the Purchase Agreement. This report reflects a total of 5,000,000 shares beneficially owned by CAI Capital which represents the shares issuable upon conversion of all the debentures and preferred stock to be issued to CAI, CAI Capital and Mr.
Anderson pursuant to the Purchase Agreement.

         Mr. Anderson currently beneficially owns 235,000 shares of common stock of the issuer of which (a) 135,000 shares are owned directly by Mr. Anderson of which he has sole voting and dispositive power and (b) 100,000 shares owned by his spouse as separate property as to which Mr. Anderson disclaims beneficial ownership. Upon consummation of the transactions contemplated by the Purchase Agreement Mr. Anderson will acquire $2,500,000 of debentures and preferred stock convertible into 625,000 shares of common stock of the Issuer as to which Mr. Anderson will hold sole voting and dispositive power. The shares currently beneficially owned by Mr. Anderson represent approximately 4.95% of the currently issued and outstanding shares of common stock of the Issuer. Upon consummation of the transaction, the shares currently held by Mr. Anderson together with shares issuable upon the conversion of the debentures and the preferred stock issued to Mr. Anderson pursuant to Purchase Agreement will aggregate 860,000 shares and represent approximately 8.82% of the issued and outstanding shares of common stock of the issuer assuming conversion of the debentures and the preferred stock.

         CAI does not and will not have any voting or dispositive powers with respect to the shares held by Mr. Daniels, Mr. Anderson or CAI Capital. CAI Capital does not and will not have any voting or dispositive powers with respect to the shares held by Mr. Daniels, Mr. Anderson or CAI . Mr. Anderson does not and will not have any voting or dispositive powers with respect to the shares held by Mr. Daniels, CAI and CAI Capital.

         Mr. Daniels, CAI or CAI Capital have not effected any transaction involving shares of common stock of the Issuer at any time since more than 60 days prior to the date of this report.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                  Other than the Purchase Agreement and the relationship of Mr. Daniels as a principal of CAI and CAI Capital, there are no contracts, agreements, understandings or relationships between Mr. Daniels, CAI, CAI Capital and Mr. Anderson except for an Agreement Among Investors to be executed upon consummation of the transactions contemplated by the Purchase Agreement. The form of the Agreement Among Investors is included as an exhibit to the Purchase Agreement filed as an exhibit hereto. The Agreement Among Investors will contain certain rights of first refusal and co-sale rights among the Purchasers and Dr. Baileys with respect to securities of the Issuer.

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS.

         The following documents are filed as exhibits to this report.

1. Written agreement of Leslie B. Daniels, CAI Partners & Company II, Limited Partnership and CAI Capital Partners & Company II, Limited Partnership with respect to the joint filing of this report.

2. Debenture and Note Purchase Agreement dated June 29, 1999 by and among the Issuer and the Purchasers.

3. Stockholder Agreement dated June 29, 1999 by and among Steven J. Baileys, D.D.S. and the Purchasers.

4. Stockholder Agreement dated June 29, 1999 by and among The Baileys Family Trust and the Purchasers.

SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date      July 8,1999                                     /s/ Leslie B. Daniels
                                                     ---------------------------
                                                     Signature


                                                     Leslie B. Daniels
                                                     ---------------------------
                                                     Name/Title

                               INDEX TO EXHIBITS

Exhibit
Number                        Description
------                        -----------

1.       Written agreement of Leslie B. Daniels, CAI Partners & Company II,
         Limited Partnership and CAI Capital Partners & Company II, Limited
         Partnership with respect to the joint filing of this report.

2. Debenture and Note Purchase Agreement dated June 29, 1999 by and among the Issuer and the Purchasers.

3.       Stockholder Agreement dated June 29, 1999 by and among Steven J.
         Baileys, D.D.S. and the Purchasers.

4.       Stockholder Agreement dated June 29, 1999 by and among The Baileys
         Family Trust and the Purchasers.